Exhibit 99.46

FILED BY SEDAR October 27, 2010 Ontario Securities Commission (Principal Regulator) British Columbia Securities Commission Alberta Securities Commission The Manitoba Securities Commission Autorité des marchés financiers Dear Sirs/Mesdames: RE: Lake Shore Gold Corp. (the “Corporation”) Final Short Form Prospectus dated October 27, 2010 (the “Prospectus”) This letter is being filed as the consent of Stephen Conquer, P.Geo., to being named in the Prospectus and to the inclusion in the Prospectus of statements relating to scientific or technical disclosure on projects that are on a property material to the Corporation (the “Statements”). I hereby confirm that I have read the Prospectus, including the written disclosure of the Statements contained in the Prospectus, and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from the Statements or that is within my knowledge as a result of the services performed by me in connection with the Statements. Sincerely, /s/ Stephen Conquer Stephen Conquer, P. Geo.